CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$16,285,000.00	$1,973.74

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-223208

February 14, 2019

PRICING SUPPLEMENT

(To Prospectus dated February 26, 2018 and

Prospectus Supplement dated February 26, 2018)

HSBC USA Inc.

$16,285,000

Callable Step-Up Rate Notes

▶	Five-year term; callable commencing on February 20, 2020 and every 6 months thereafter at the Issuer’s discretion

▶	Semi-annual fixed coupon payments that increase over the term of the Notes

▶	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Callable Step-Up Rate Notes (each a “Note” and together the “Notes”) offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-8 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-5 of this document and page S-1 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000.00	$6.12335	$993.87665
Total	$16,285,000.00	$99,718.75	$16,185,281.25

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.612335% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-8 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.
Callable Step-Up Rate Notes due February 20, 2024

This pricing supplement relates to a single offering of Callable Step-Up Rate Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.

The offering of the Notes has the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Pricing Date:	February 14, 2019
Original Issue Date:	February 20, 2019
Maturity Date:	February 20, 2024, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.
Coupon:	The Coupon will accrue at the applicable Coupon Rate. The Coupon is paid semi-annually on each Coupon Payment Date. See “Coupon” on page PS-3 of this pricing supplement.

Coupon Rate:	The applicable Coupon Rate specified below will be calculated on a 30/360 unadjusted basis.
	From (and including)	To (but excluding)	Coupon Rate
	February 20, 2019	February 20, 2021	3.00% per annum
	February 20, 2021	February 20, 2022	3.35% per annum
	February 20, 2022	February 20, 2023	3.80% per annum
	February 20, 2023	February 20, 2024	4.50% per annum
The dates above refer to originally scheduled Coupon Payment Dates and may be postponed as described below.

Coupon Payment Dates:	The 20th calendar day of each February and August, commencing on August 20, 2019 up to and including the Maturity Date or the Call Payment Date, as applicable, provided that if any such day is not a Business Day, the relevant Coupon Payment Date or Call Payment Date, as applicable, shall be the next succeeding Business Day, and no additional interest will accrue as a result of that postponement.
Call Provision:	The Notes are redeemable at our option, in whole, but not in part, on each Call Payment Date. In order to redeem the Notes, we or the calculation agent will distribute written notice to The Depository Trust Company of our intent to call the Notes on or prior to the applicable Call Notice Date. We or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker. If the Notes are called, you will receive the Principal Amount plus the accrued Coupons on the Notes. If the Notes are called, you will cease to be paid Coupons in respect of the Coupon Payment Dates after the relevant Call Payment Date.
Call Notice Date:	10 Business Days prior to the relevant Call Payment Date.
Call Payment Dates:	The 20th calendar day of each February and August, commencing on February 20, 2020, up to and including, August 20, 2023.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40435UGC2/US40435UGC27
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

PS-2

GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.

You should read this document together with the prospectus dated February 26, 2018 and the prospectus supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-5 of this pricing supplement and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶	The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Coupon

Unless the Notes are called, the Coupon will accrue at the applicable Coupon Rate. The Coupon is paid semi-annually on each Coupon Payment Date, which will be the 20th calendar day of each February and August, commencing on August 20, 2019 up to and including the Maturity Date or the Call Payment Date, as applicable. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any such postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes – Interest and Principal Payments — Recipients of Interest Payments” on page S-14 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Business Day

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a “business day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

PS-3

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You are willing to make an investment that may be called every six months on each Call Payment Date. If we call your Notes, you will receive the Principal Amount of your Notes and the relevant Coupon on the Call Payment Date and will not receive any further Coupon payments.

▶	You are willing to invest in the Notes based on the fact that your maximum potential return is the sum of the Coupons set forth above.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶	You do not seek an investment for which there will be an active secondary market.

▶	You are willing to hold the Notes to maturity.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You are unwilling to invest in the Notes based on the applicable Coupon Rate corresponding to each Coupon Payment Date.

▶	You are unwilling to make an investment that may be called every 6 months on each Call Payment Date, thereby potentially limiting your return on the Notes.

▶	You are unwilling to invest in the Notes based on the fact that your maximum potential return is the sum of the Coupons set forth above.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You seek an investment for which there will be an active secondary market.

▶	You are unable or unwilling to hold the Notes to maturity.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

PS-4

Risk Factors

In addition to the following risks, we urge you to read the section “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including Coupons and the return of principal at maturity or on the Call Payment Date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

The Notes May Be Called Prior to the Maturity Date.

If the Notes are called early, the holding period over which you will receive Coupon payments could be 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of our call right. We may or may not choose to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates would result in greater Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

The Notes Are Not Ordinary Debt Securities; the Step-up Feature Presents Different Investment Considerations than Fixed Rate Notes.

Unless general interest rates rise significantly, you should not expect to earn the higher scheduled Coupon Rate that is payable later in the term of the Notes, because the Notes are likely to be redeemed on the Call Payment Date if interest rates remain the same or fall during the term of the Notes. When determining whether to invest in the Notes, you should not focus on the higher Coupon Rate, which is only applicable to the later years in the term of your Notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

PS-5

Potential Conflicts of Interest May Exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PS-6

ILLUSTRATIVE EXAMPLE

The following example is provided for illustrative purposes only and is hypothetical. It does not purport to be representative of every possible scenario concerning increases or decreases in the return on the Notes. The assumptions we have made in connection with the illustration set forth below may not reflect actual events. You should not take this example as an indication or assurance of the expected performance of the Notes.

The table below illustrates the total return on the Notes based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▶	Principal Amount:	$1,000
▶	Coupon Rate:	Year 1-2:	3.00% per annum (30/360)
		Year 3:	3.35% per annum (30/360)
		Year 4:	3.80% per annum (30/360)
		Year 5:	4.50% per annum (30/360)
▶	The Notes are held until maturity and are not called early.

Years	Coupon Rate (per annum)	Coupon (per annum)	Yield to Worst* (per annum)
Year 1-2	3.00%	$30.00	3.00%
Year 3	3.50%	$35.00	3.11%
Year 4	4.25%	$42.50	3.27%
Year 5	5.00%	$50.00	3.50%

* “Yield to Worst” is the lower of (a) the yield calculated to the Maturity Date and (b) the yield calculated to the Call Payment Date.

PS-7

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.612335% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us and, in the opinion of Mayer Brown LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as indebtedness. Depending on the issue price of the Notes, the Notes may be issued with original issue discount (“OID”). However, if the issue price of the Notes is equal to the Principal Amount of the Notes, the Notes should not be treated as issued with OID despite the fact that the interest rate on the Notes is scheduled to periodically step-up over the term of the Notes because applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we call the Notes immediately before the increase in the interest rate on February 20, 2021, and therefore the Notes should be treated as maturing on such date for purposes of calculating OID. This assumption is made solely for purposes of determining whether the Notes are issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the Notes at any time. If we do not call the Notes prior to the increase in the interest rate on February 20, 2021, then, solely for purposes of calculating OID, the Notes will be deemed to be reissued at their adjusted issue price on February 20, 2021. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to each subsequent interest rate step-up date.

Except to the extent of OID, if any, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, a U.S. holder (as defined in the accompanying prospectus supplement) must include OID, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. You should review the discussion set forth in “U.S. Federal Income Tax Considerations—Tax Treatment of U.S. Holders—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Taxation of Original Issue Discount” in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

PS-8

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer’s registration statement on Form S-3 dated February 26, 2018.

PS-9

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$16,285,000

Callable Step-Up Rate Notes due
February 20, 2024

February 14, 2019

Pricing Supplement

Pricing Supplement
General	PS-3
Investor Suitability	PS-4
Risk Factors	PS-5
Illustrative Example	PS-7
Supplemental Plan of Distribution (Conflicts of Interest)	PS-8
U.S. Federal Income Tax Considerations	PS-8
Validity of the Notes	PS-9

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-10
Description of Notes	S-12
Use of Proceeds and Hedging	S-36
Certain ERISA Considerations	S-37
U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution (Conflicts of Interest)	S-61

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	7
Use of Proceeds	8
Description of Debt Securities	9
Description of Preferred Stock	20
Description of Warrants	25
Description of Purchase Contracts	30
Description of Units	33
Book-Entry Procedures	36
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	41
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58